August 28, 2025

James Martin
Co-Chief Executive Officer and CFO
Cocrystal Pharma, Inc.
19805 North Creek Parkway
Bothell, WA 98011

       Re: Cocrystal Pharma, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           Filed March 31, 2025
           File No. 001-38418
Dear James Martin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences